USA MUTUALS

EXPENSE WAIVER AND REIMBURSEMENT AGREEMENT

with

USA MUTUALS ADVISORS, INC.

This EXPENSE WAIVER AND REIMBURSEMENT AGREEMENT (“Agreement”) is made this 29th day of September, 2017, by and between USA MUTUALS, a Delaware statutory trust (the “Trust”), on behalf of each series of the Trust (each, a “Fund,” and collectively, the “Funds”), as indicated on Schedule A to this Agreement, as may be amended from time to time, and USA Mutuals Advisors, Inc., a Texas corporation (the “Advisor”).

WHEREAS, the Advisor renders advice and services to the Funds pursuant to the terms and provisions of an Amended and Restated Investment Advisory Agreement, as amended, between the Trust and the Advisor dated as of the 29th day of September, 2017 (the “Investment Advisory Agreement”); and

WHEREAS, the Funds are responsible for, and have assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Trust and the Advisor have determined that it is appropriate and in the best interests of each Fund and its shareholders to limit the total expenses of each Fund of the Trust as listed on Schedule A of this Agreement, as may be amended from time to time;

NOW, THEREFORE, the parties hereto agree as follows:

1.          Expense Waiver and Reimbursement by the Advisor.  The Advisor agrees to reduce all or a portion of its management fee and, if necessary to bear certain other expenses (to the extent permitted by the Internal Revenue Code of 1986, as amended) of the Funds to the extent necessary to limit the annualized expenses of each Fund to the rates reflected in Schedule A to this Agreement.

2.          Duty of Fund to Reimburse.  Subject to approval by the Trust’s Board of Trustees (the “Board of Trustees”), each Fund agrees to reimburse the Advisor on a monthly basis such deferred fees, including any expenses borne pursuant to paragraph 1 in later periods. The Advisor may request recoupment of previously waived fees and paid expenses from the Fund for three years from the date such fees and expenses were waived or paid, subject to this Agreement, if such reimbursement will not cause the Fund to exceed the lesser of: (1) the expense limitation in place at the time of the waiver and/or expense payment; or (2) the expense limitation in place at the time of the recoupment.  The Board of Trustees shall review quarterly any reimbursement paid to the Advisor with respect to any Fund in such quarter.

3.          Assignment.  No assignment of this Agreement shall be made by the Advisor without the prior consent of the Trust.

4.          Duration and Termination.  This Agreement shall continue in effect until July 31, 2018 for the USA Mutuals Vice Fund, and until July 31, 2019 for the USA Mutuals Navigator Fund and the USA Mutuals/WaveFront Hedged Quantamental Opportunities Fund, with such renewal terms of one (1) year, as may be approved by the Board of Trustees, unless either party shall notify the other party of its desire to terminate this Agreement prior to such renewal.  Each such continuance shall be specifically approved by a majority of the Trustees of the Trust who (i) are not “interested persons” of the Trust or any other party to this Agreement, as defined in the Investment Company Act of 1940, as amended (the “Disinterested Trustees”), and (ii) have no direct or indirect financial interest in the operation of this Agreement.  In the case of a termination of this Agreement by the Trust, such action shall be authorized by resolution of a majority of the Disinterested Trustees or by a vote of the majority of the outstanding voting securities of the Trust.  This Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement between the Advisor and the Trust.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

USA MUTUALS	USA MUTUALS ADVISORS, INC.

By: /s/ Joseph C. Neuberger	By: /s/ Michael Loukas
Name: Joseph C. Neuberger	Name: Michael Loukas
Title: Chairman	Title: President

SCHEDULE A

to the

USA MUTUALS

EXPENSE WAIVER AND REIMBURSEMENT AGREEMENT

with

USA MUTUALS ADVISORS, INC.

Separate Series of USA MUTUALS

Name of Series	Expense Cap
USA Mutuals Vice Fund	1.24%
USA Mutuals Navigator Fund	2.00%
USA Mutuals/WaveFront Hedged Quantamental Opportunities Fund	1.29%

In the event that a Fund’s operating expenses (excluding front-end or contingent deferred loads, shareholder servicing plan fees, taxes, interest and dividends on short positions, brokerage, acquired fund fees and expenses, extraordinary expenses and class specific expenses like distribution (12b-1) fees) exceed the percentage shown above of that Fund’s average daily net assets on an annual basis, the Advisor shall reduce the amount of the investment advisory fee or assume expenses of the Fund in the amount of such excess, up to the amount of the investment advisory fee payable by the Fund to the Advisor.